HUNTON & WILLIAMS LLP
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EDWARD W. ELMORE, JR.
DIRECT DIAL: 804-788-7336
EMAIL: telmore@hunton.com

FILE NO: 59490.000009
June 11, 2009
VIA EDGAR AND FACSIMILE
Ms. Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:
MercadoLibre, Inc.
Initial SEC Comment Letter for the Form 10-K for the Fiscal
Year Ended December 31, 2008 filed on February 27, 2009
Forms 8-K filed on February 24, 2009 and May 6, 2009
File No. 001-33647

Dear Ms. Collins:
As counsel to MercadoLibre, Inc. a Delaware corporation (the “Company,” “we” or “us”), we are transmitting for filing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), with respect to the Company’s annual report on Form 10-K for the Fiscal Year Ended December 31, 2008 filed on February 27, 2009 and current reports on Form 8-K filed on February 24, 2009 and May 6, 2009 (File No. 001-33647), contained in your comment letter dated May 28, 2009.
For convenience of reference, each Staff comment contained in your May 28, 2009 comment letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in your comment letter and is followed by the corresponding response of the Company.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 60

Ms. Collins
June 11, 2009

1.
You disclose that the company is exposed to several market risks but you do not appear to have provided the quantitative disclosure required by Item 305(a) of Regulation S-K for these risks, other than the sensitivity analysis for interest rate risk. Please advise.

Response: Although we provided a detailed discussion of each of our market risks, in future filings, we will also provide sensitivity analysis disclosures with respect to foreign currency exchange rate risks and equity price risk, if applicable. The foreign currency exchange risk will include the impact on Revenues, Expenses, Net Income and Shareholders’ Equity for a +/-10% fluctuation on all the foreign currencies to which we are exposed. Currently, our credit risk does not depend on market conditions. For that reason, credit risk will be eliminated from Item 7A. in future filings until we have credit risk that depends on market conditions.
Item 9A. Controls and Procedures
Changes in Internal Control Over Financial Reporting, page 62
2.
We note your disclosure that “[e]xcept as described above,” there were no changes in your internal controls over financial reporting. In your response letter, please confirm, if correct, that there were changes in your internal control over financial reporting that occurred during your fourth quarter ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting; or advise. In addition, in future filings please avoid qualifying your disclosure in this manner, and instead provide an unqualified statement as to whether or not there were changes in your internal control over financial reporting that occurred during the most recent quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. We note in this regard that your Form 10-Q for the quarter ended March 31, 2009, states in an unqualified manner that there were no changes in internal control over financial reporting during the quarter.

Response: The Company was first required to file an annual report on internal control over financial reporting and the related attestation report pursuant to Item 308(a) and (b) of Regulation S-K as of December 31, 2008. Given the pendency of those processes during the period prior to that date, we believed disclosure of our upgrades was appropriate. With the completion of our initial audit of internal controls, this transition period will no longer be an issue and we will provide an unqualified statement, as we did in our Form 10-Q for the quarter ended March 31, 2009.

Ms. Collins
June 11, 2009

We also advise the Staff that there were no changes in our internal controls over financial reporting during the fourth quarter ended December 31, 2008 that have materially affected, or are likely to materially affect, our internal control over financial reporting as defined in Exchange Act Rule 13a-15 (f).
Item 11. Executive Compensation
Compensation Discussion and Analysis, page 14 (Incorporated by Reference to Definitive Proxy Statement Filed April 29, 2009)
3.
You state that the annual incentive bonuses and the 2008 Long-Term Retention Bonus Plan amounts for the named executive officers were, in part, based on the attainment of certain individual goals. Please expand your disclosure to provide additional detail regarding the individual performance objectives used to determine bonus awards for each of your named executive officers, to the extent such information is material to an understanding of your compensation policies and decisions. See Item 402(b)(2)(vii) of Regulation S-K.

Response: We advise the Staff that we disclose on page 16 of the Company’s Definitive Proxy Statement filed on April 29, 2009 (the “Proxy Statement”) that individual performance objectives accounted for 5% of the annual incentive bonus and 2008 long-term retention bonus in the case of Mr. Galperin, based on a qualitative survey of his individual performance prepared by the Company’s Board of Directors. As also disclosed on page 16 of the Proxy Statement, in the cases of Messrs. Gimenez, Kazah, Szekasy and Tolda, their individual performance element accounted for 15% of their annual incentive bonuses and 2008 long-term retention bonuses. These individual performance reviews are based on a report of the individual executive’s performance prepared by his supervisor based on criteria specific to his job responsibilities (10%), together with a 360 degree qualitative survey of the individual’s performance prepared by his supervisor, colleagues and direct reports (5%). We further disclose on page 16 that these job specific criteria related to qualitative financial and operational goals of the office. We believe that this summary provides all of the material information that is necessary for an understanding of this element of our compensation policies and decisions.

Ms. Collins
June 11, 2009

Item 15. Exhibits and Financial Statement Schedules
Exhibits, page 66
4.	Please tell us why you have not filed the 2008 Long Term Retention Plan as an exhibit to your Form 10-K pursuant to Item 601 (b)(10)(iii) of Regulation S-K.
Response: We advise the Staff that we will file the 2008 Long Term Retention Plan as an exhibit to our next filing with the SEC pursuant to the Exchange Act.
Note 2. Summary of Significant Accounting Polices
Transfer of Financial Assets, page F-13
5.
We note that during fiscal 2008 the Company sold its funds receivable to financial institutions and accounted for these transactions as “true sales” in accordance with SFAS140. Please tell us the amount of gains or losses on such sales, if any, for each period presented, including your most recent interim period ended March 31, 2009. If material, tell us how you considered disclosing such amounts pursuant to paragraph 17(h)(2) of SFAS 140. Also, tel1 us how you considered providing the disclosures required by paragraph 17(h)(4) of SFAS 140.

Response: We advise the Staff that the following table shows the amount of losses recognized by the Company during each quarter of fiscal year 2008 and the most recent interim period ended March 31, 2009 in connection to the sale of financial assets, which are included in each corresponding quarter in the “interest expense and other financial charges” line of our Consolidated Statement of Income.

Interest expense
Quarter	in US$
Q1 2008	922,849.69
Q2 2008	813,212.34
Q3 2008	829,013.95
Q4 2008	4,573,326.14
Q1 2009	2,041,211.66

Ms. Collins
June 11, 2009

We respectfully advise the Staff that we believe the disclosures required by paragraph 17 (h) (2) and (4) of SFAS 140 are not applicable to us as our receivables were sold and not securitized.
Revenue Recognition, page F-15
6.
We note your disclosure on page 40 where you state that the financial charge for transactions where you finance extended payment terms internally is recognized over the life of the installment financing. Please describe the nature and length of extended payment terms offered to your customers in further detail. Additionally, tell us how these payment terms impact the Company’s assessment of the timing of revenue recognition (i.e. whether collection reasonably assured) and how you considered disclosing such information pursuant to Question 1 of SAB Topic 13.B. In this regard, we also note that the allowance for doubtful accounts was 69% and 67% of gross receivables for fiscal 2008 and 2007, respectively.

Response: We advise the Staff that through our Payments business (MercadoPago), we provide buyers up to 18-month financing. This financing is made through credit card companies. We inform the Staff that this financing does not impact the timing of revenue recognition as all the criteria for considering that revenue is realized or realizable and earned or met. In particular we consider that collectability is reasonably assured because collection is granted through credit cards. Please note that credit card companies assume uncollectability risk except charge-backs.
We advise the Staff that when the Company finances the extended payment terms, interest income is recognized over the financing term.
Also, as mentioned on page 53 of our Form 10-K, during the fourth quarter of 2008 we sold all our credit card receivables and, as such, we will not compute revenue over the financing term as a result of these sales of credit card receivables. Our current treasury policy is to continue selling credit card receivables and we will not finance these transactions with our own resources. We will disclose the corresponding revenue recognition accounting policy for these types of transactions in future filings in the event we decide to finance these operations ourselves without selling credit card receivables immediately.
We respectfully advise the Staff that the allowance for doubtful accounts referred in your comment is related to our marketplace business and does not derive from our MercadoPago (payments) business. The high percentages of allowance for doubtful accounts in relation to gross receivables are a consequence of a delay in the write off of the portfolio. We inform the Staff that beginning in Q2 2009, we will write off all accounts receivables with an aging over 180 days.

Ms. Collins
June 11, 2009

Income and Asset Taxes, page F-17
7.
We note that your Argentine subsidiary is a beneficiary of a 60% relief of total income taxes for ten years. Tell us the aggregate dollar per share effect on earnings for all periods presented and, if material, how you considered disclosing this information pursuant to SAB Topic 11C. Additionally, tell us how you considered specifying the termination date of this tax holiday.

Response: We advise the Staff that we will specify the termination date of the tax holiday in future filings. We respectfully advise the Staff that if the Company had not been granted this Argentine tax holiday, the Company would have pursued an alternative tax planning strategy and, therefore, disclosure of the impact of this particular tax benefit would be misleading to investors. If and when the Company pursues an alternative strategy, we will evaluate the appropriateness of disclosing any risks or uncertainties of that strategy.
Confidential treatment requested by MercadoLibre.
Reference number: MELI 001.

[***]

Ms. Collins
June 11, 2009

Note 6. Business Combinations, Goodwill and Intangible Assets
a) Classified Media Group, Inc., page F-26
8.
Please provide us with an analysis of how you determined that the acquired trademarks from your acquisition of Classified Media Group, Inc. have an indefinite useful life. In your response, please tell us why you believe that no legal, regulatory, contractual, competitive, economic, expected use or other factors could limit the useful life of these intangible assets pursuant to paragraph 11 of SFAS 142.

Response: In response to the Staff’s comment, we inform the Staff that the following factors mentioned in paragraph 11 of SFAS 142 were evaluated to define the acquired trademarks as an indefinite useful life intangible asset.
a.
The expected use of the asset by the entity: TuCarro is one of the most well-known online brands in Venezuela and Colombia and is the leading trademark in the car and real estate online classifieds in these countries, with no close competitor. As a result, we intend to use this trademark indefinitely.

Ms. Collins
June 11, 2009

b.	The expected useful life of another asset or a group of assets to which the useful life of the intangible asset may relate: The useful life of the trademark is not related to another asset.
c.
Any legal, regulatory, or contractual provisions that may limit the useful life: We are not aware of any legal, regulatory or contractual limitation on the trademark’s useful life other than routine renewals.

d.
The entity’s own historical experience in renewing or extending similar arrangements (consistent with the intended use of the asset by the entity), regardless of whether those arrangements have explicit renewal or extension provisions. In the absence of that experience, the entity shall consider the assumptions that market participants would use about renewal or extension (consistent with the highest and best use of the asset by market participants), adjusted for entity-specific factors in this paragraph: The Company does not have historical experience in renewing or extending similar arrangements. In addition, in the markets where TuCarro trademark operates, there are no other significant participants.

e.
The effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels): As described above, in the markets where the TuCarro trademark operates, there is no significant competition. We expect to continuously invest in technological advances to address a growing demand and update our business under the TuCarro trademark instead of creating a new trademark.

f.
The level of maintenance expenditures required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a very limited useful life): Given current and estimated future business margins and its economies of scale, we will continue to invest in this trademark at an accelerated pace to maintain an updated and positive-cash-flow business structure.

Ms. Collins
June 11, 2009

b) DeRemate Operations, page F-28
9.
We note on page F-28 that the Company acquired certain URLs, domain names, trademarks, databases and intellectual property rights that are used or useful in connection with the online platforms of the acquired entities. However, based on your disclosures on page F-30, it appears that you only assigned value to customer lists and non-compete agreements. Tell us how you considered assigning value to the other acquired identifiable intangible assets pursuant to paragraph 39 of SFAS 141. In this regard, we note that trademarks, internet domain names, databases, and patented or unpatented technology are examples of intangible assets that meet the criteria for recognition as an asset apart from goodwill pursuant to paragraph A14 of SFAS 141.

Response: We advise the Staff that no value has been assigned in DeRemate Operations acquisition to trademarks, internet domain names, databases and patented or unpatented technology as the Company believes they are not useful for the Company’s purposes. We advise the Staff that after this acquisition, the acquired websites were migrated onto our platforms, discarding DeRemate’s technology.
Note 17. Long Term Retention Plan, page F50
10.
Your disclosures indicate that you issued shares under your long-term retention plan. Tell us how you considered the disclosure requirements of paragraph A240(f) of SFAS 123(R), as you do not appear to disclose such information in either Note 13 or Note 17.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we believe the financial statements contain all the disclosure requirements mentioned in paragraph A240 (f) of SFAS 123(R). In addition, we inform to the Staff that the fair value mentioned in note 17 to our financial statements included in our Form 10-K, is the fair market value of our shares. We will include this wording in future filings. The following table shows the requirements of the rule, our consideration if the requirement is applicable or not and the reference to the note where the disclosure is included.

Ms. Collins
June 11, 2009

Applicable / Not
Disclosure requirement	Applicable	Reference to the FS
a. A description of the share-based payment arrangement(s), including the general terms of awards under the arrangement(s), such as the requisite service period(s) and any other substantive conditions (including those related to vesting), the maximum contractual term of equity (or liability) share options or similar instruments, and the number of shares authorized for awards of equity share options or other equity instruments. An entity shall disclose the method it uses for measuring compensation cost from share-based payment arrangements with employees
	Applicable	See note 17 to our Financial Statements included in our Form 10-K

b. For the most recent year for which an income statement is provided:

(1) The number and weighted-average exercise prices (or conversion ratios) for each of the following groups of share options (or share units): (a) those outstanding at the beginning of the year, (b) those outstanding at the end of the year, (c) those exercisable or convertible at the end of the year, and those (d) granted, (e) exercised or converted, (f) forfeited, or (g) expired during the year.
	Not applicable because the Company is not granting options	Not applicable

(2) The number and weighted-average grant-date fair value (or calculated value for a nonpublic entity that uses that method or intrinsic value for awards measured pursuant to paragraphs 24 and 25 of this Statement) of equity instruments not specified in paragraph A240(b)(1) (for example, shares of nonvested stock), for each of the following groups of equity instruments: (a) those nonvested at the beginning of the year, (b) those nonvested at the end of the year, and those (c) granted, (d) vested, or (e) forfeited during the year.
	Not applicable because the Company is not granting options	Not applicable

Ms. Collins
June 11, 2009

c. For each year for which an income statement is provided:

(1) The weighted-average grant-date fair value (or calculated value for a nonpublic entity that uses that method or intrinsic value for awards measured at that value pursuant to paragraphs 24 and 25 of this Statement) of equity options or other equity instruments granted during the year.
	Applicable	See note 17 to our Financial Statements included in our Form 10-K

(2) The total intrinsic value of options exercised (or share units converted), share-based liabilities paid, and the total fair value of shares vested during the year.	Not applicable because the Company is not granting options	Not applicable

d. For fully vested share options (or share units) and share options expected to vest at the date of the latest statement of financial position:

(1) The number, weighted-average exercise price (or conversion ratio), aggregate intrinsic value (except for nonpublic entities), and weighted-average remaining contractual term of options (or share units) outstanding.
	Not applicable because the Company is not granting options	Not applicable

(2) The number, weighted-average exercise price (or conversion ratio), aggregate intrinsic value (except for nonpublic entities), and weighted-average remaining contractual term of options (or share units) currently exercisable (or convertible).
	Not applicable because the Company is not granting options	Not applicable

Ms. Collins
June 11, 2009

e. For each year for which an income statement is presented:

(1) A description of the method used during the year to estimate the fair value (or calculated value) of awards under share-based payment arrangements.	Applicable	See note 17 to our Financial Statements included in our Form 10-K

(2) A description of the significant assumptions used during the year to estimate the fair value (or calculated value) of share-based compensation awards, including (if applicable):	Applicable	See note 17 to our Financial Statements included in our Form 10-K.

(a) Expected term of share options and similar instruments, including a discussion of the method used to incorporate the contractual term of the instruments and employees’ expected exercise and post-vesting employment termination behavior into the fair value (or calculated value) of the instrument.
	Not applicable because the Company is not granting options	Not applicable

(b) Expected volatility of the entity’s shares and the method used to estimate it. An entity that uses a method that employs different volatilities during the contractual term shall disclose the range of expected volatilities used and the weighted-average expected volatility. A nonpublic entity that uses the calculated value method should disclose the reasons why it is not practicable for it to estimate the expected volatility of its share price, the appropriate industry sector index that it has selected, the reasons for selecting that particular index, and how it has calculated historical volatility using that index.
	Not applicable because the Company is not granting options	Not applicable

(c) Expected dividends. An entity that uses a method that employs different dividend rates during the contractual term shall disclose the range of expected dividends used and the weighted-average expected dividends.
	Not applicable because the Company is not granting options	Not applicable

(d) Risk-free rate(s). An entity that uses a method that employs different risk-free rates shall disclose the range of risk-free rates used.	Not applicable because the Company is not granting options	Not applicable

(e) Discount for post-vesting restrictions and the method for estimating it.	Not applicable	Not applicable

Ms. Collins
June 11, 2009

f. An entity that grants equity or liability instruments under multiple share-based payment arrangements with employees shall provide the information specified in paragraphs A240(a)—(e) separately for different types of awards to the extent that the differences in the characteristics of the awards make separate disclosure important to an understanding of the entity’s use of share-based compensation. For example, separate disclosure of weighted-average exercise prices (or conversion ratios) at the end of the year for options (or share units) with a fixed exercise price (or conversion ratio) and those with an indexed exercise price (or conversion ratio) could be important. It also could be important to segregate the number of options (or share units) not yet exercisable into those that will become exercisable (or convertible) based solely on fulfilling a service condition and those for which a performance condition must be met for the options (share units) to become exercisable (convertible). It could be equally important to provide separate disclosures for awards that are classified as equity and those classified as liabilities.
See comments in previous items.	See comments in previous items.
Forms 8-K filed on February 24, 2009 and May 6, 2009
11.
We note your disclosure of non-GAAP EBITDA. Please tell us how you considered Questions 14 and 15 of our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. In this regard, we note that your EBITDA measure is calculated differently than that described as EBITDA in SEC Release No. 33-8176. We also note that you have reconciled this measure to income from operations rather than net income.

Response: We inform the Staff that in future filings we will calculate and disclose EBITDA in accordance with how described in SEC Release No. 33-8176 and reconcile this measure to net income. In the event we disclose other similar performance measures, we will title those measures in a manner that clearly identifies the measure being used and all adjustments.

Ms. Collins
June 11, 2009

12.	Please explain why there was no income tax adjustment for compensation costs related to acquisitions recorded in fiscal 2008.
Response: We respectfully advise the Staff that the compensation cost related to the acquisition of Classified Media Group (“CMG”) is not deductible for tax purposes. For that reason, there was no income tax adjustment related to this item.
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•
staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please contact the undersigned at (804) 788-7336. We look forward to working with you on these matters.
Sincerely,
/s/ Edward W. Elmore, Jr.
Edward W. Elmore, Jr.

cc:	Christine Davis Melissa Feider Jacobo Cohen Imach Hernán Kazah Jan Woo Katherine Wray